Mail Stop 6010

      December 22, 2005

Mr. Zsolt Rumy
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044

	RE:	Zoltek Companies, Inc.
		Form 10-K for the Fiscal Year Ended September 30, 2004 Form 10-K/A for the Fiscal Year Ended September 30, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004, March
31,
2005, June 30, 2005 and September 30, 2005
Forms 10-Q/A for the Fiscal Quarters Ended June 30, 2004, December
31, 2004 and March 31, 2005
		File No. 000-20600

Dear Mr. Rumy:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Zsolt Rumy
Zoltek Companies, Inc.
July 11, 2005
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